UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

MEDUSA STYLE CORPORATION
(Exact name of registrant as specified in its corporate charter)

000-50480
Commission File No.

Nevada	98-0389557
State of Incorporation	(IRS Employer Identification No.)

580 Hornby Street, Suite 210
Vancouver, British Columbia V6C 3B6 Canada
(Address of principal executive offices)

(604) 687-6991
(Registrant’s telephone number, including area code)
June 12, 2007

=====================================================================================================

On June 8, 2007, we entered into a Share Exchange Agreement with En2Go, Inc., (“En2Go”) a Nevada corporation, which contemplates an exchange offering (the “Offering”) by the Company to each of the shareholders of En2Go. Under the terms of the Agreement, the Company will issue 370.666667 shares of common stock for every share of En2Go common stock tendered for exchange by the En2Go Shareholders. The Agreement will not be consummated unless En2Go shareholders owning not less than 100% of the total issued and outstanding shares of En2Go participate in the exchange. The Company will issue 27,800,000 shares of its common stock in exchange for all of the issued and outstanding shares of En2Go’s common stock.

En2Go is a full-service entertainment and technology company that specializes in creating high-end, innovative desktop applications.

Concurrently with the Closing of the Agreement, Janis Douville, a former director and officer of the Company has agreed to transfer 10,750,000 shares of common stock to the shareholders of En2Go (the “Share Transfer”). Giving effect to the Share Transfer and the issuance of 27,800,000 shares of common stock to the En2Go shareholders, the En2Go shareholders will own, immediately following the Closing, approximately 77% of the Company’s issued and outstanding shares.

As part of the transaction aforesaid, upon consummation of the Share Exchange Agreement, Mr. Schmidt will appoint Mr. Tolga Katas and Mr. Paul E. Fishkin to the become new members of the Board of Directors, (the “New Directors”). Mr. Schmidt, who is currently the Company’s President, CEO, CFO, Secretary and Treasurer, will resign his offices but will remain as a member of the Board of Directors.

The New Directors will not begin their term until the consummation of the Agreement which will occur after the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company (“Common Stock”).

Closing of the transaction and issuance of the 27,800,000 restricted common stock is expected to occur within the next thirty (30) days.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1.

Currently, we have one class of voting securities entitled to vote at a meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 21,000,000 shares of common stock outstanding. Each share is entitled to one vote.

2.	Security ownership of certain beneficial owners. The following sets forth as of May 31, 2007, persons owning more than 5% of our common stock:

	Name and address	Amount and Nature	Percentage of
Title of class	of beneficial owner	of Ownership	Class

Common Stock	Janis Douville	14,700,000	70%
	3902 – 42nd Street	Direct
Leduc, Alberta T9E 4X4

Concurrent with the Closing of the Agreement, Janis Douville has agreed to transfer 10,750,000 shares of common stock to the shareholders of En2Go, and 3,950,000 shares of common stock to other private investors (the “Share Transfers”). Giving effect to the Share Transfers, the completion of the financing by issuing 1,200,000 common shares at a price of $1.00 per share and the issuance of 27,800,000 shares of common stock pursuant to the Share Exchange Agreement, there will be 50,000,000 shares of common stock outstanding and the following will be persons owning more than 5% of our common stock:

	Name and address	Amount and nature	Percentage of
Title of class	of beneficial owner	of Ownership	Class

Common Stock	Paul Fishkin	12,850,000	25.7%
	4128 Colfax Avenue	Direct
	Studio City, California 91604

Common Stock	Tolga Katas	12,850,000	25.7%
	4305 Threshold Ct.	Direct
	North Las Vegas, NV 89032

Common Stock	Kevin Griffith	12,850,000	25.7%
	4539 North Vintage Drive	Direct
	Provo, Utah 84604

3.

Security ownership of management – The following sets forth as of May 31, 2007, all shares of common stock owned by all directors and nominees, each executive officer, and all directors and executive officers as a group. As of May 31, 2007 there were 21,000,000 shares of common stock outstanding.

	Name of		Amount and nature	Percent of
Title of class	beneficial owner	Position with Company	of Ownership	Class

Common Stock	Bruce Schmidt	President, Principal Executive	300,000	1.429%
	1295 Laurier Avenue	Officer, Principal Financial	Direct
	Vancouver, BC Canada	Officer, Secretary, Treasurer
	V6H 1Y7	and Director

All current officers and directors
As a group (1 person)			300,000	1.429%
Direct

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and all directors and executive officers as a group giving effect to the Share Transfers of the 14,700,000 shares of common stock, the completion of the financing by issuing 1,200,000 shares of common stock at a price of $1.00 per share and the issuance of 27,800,000 shares of common stock pursuant to the Share Exchange Agreement; and the appointment of Messrs Fishkin and Katas as officers and directors:

	Name of		Amount and nature	Percent of
Title of class	beneficial owner	Position with Company	of Ownership	Class

Common Stock	Paul Fishkin	President, Principal Executive	12,850,000	25.7%
		Officer and Director	Direct

Common Stock	Tolga Katas	Principal Technology Officer	12,850,000	25.7%
		and Director	Direct

Common Stock	Bruce Schmidt	Principal Financial Officer	300,000	0.60%
		Secretary and Director	Direct

All current officers and directors
As a group (3 persons)			26,000,000	52.0%
			Direct

4.	There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control.

5.

The transaction referred to herein occurred since the beginning of our last fiscal year. The names of the persons who will acquire control are Paul Fishkin, the source of the consideration was his ownership interest in En2Go, Inc., a Nevada corporation, the basis of control is his prospective 25.7% ownership of all the outstanding shares of our common stock and Tolga Katas, the source of the consideration was his ownership interest in En2Go, Inc., a Nevada corporation, the basis of control is his prospective 25.7% ownership of all the outstanding shares of our common stock.

6.

None of our officers, directors or affiliates, or any owner of 5% or more of our common stock, or any associate of any such officer, director, affiliate or security holder is a party adverse to us or has a material interest adverse to us.

7.	The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

Bruce Schmidt

Bruce Schmidt has been our president, secretary, treasurer, principal accounting officer and sole member of our board of directors since December 1, 2006.

On September 12, 2006, Mr. Bruce Schmidt joined our board of directors and was appointed the Company’s President and CEO. On December 1, 2006, Mr. Schmidt assumed the offices of CFO, Principal Accounting Officer, Secretary and Treasurer and became the Company’s sole officer and member of the board of directors.

With a Bachelor of Science in Physics and a Degree in Education from the University of British Columbia, Bruce Schmidt has acted as a consultant and a board member for a number of biotech/high-tech and venture capital companies.

Under his own consulting company; RJS Management which he started in 1996, he serves as executive counsel to Hightech/Biotech companies in the areas of business strategy, marketing and strategic partnering. Clients have included Biophage Pharma Inc., IGT Pharma Inc. and Genome British Columbia.

From August 2006 to present, he has been a member of the board and CFO and Secretary/Treasurer of Health Anti-Aging Lifestyle Options, Inc. (OTC.BB- “HLOI”). In April 2007, he also assumed the positions of President and CEO.

From January 2001 to June 2004, he was a member of the Board of Directors of Alda Pharmaceuticals Corp. (TSX-“APH”), a company that develops, manufactures and markets a family of infection control products to the medical and service industry. Simultaneously, he acted as Director and Corporate Secretary of Biophage Pharma Inc. (TSX-“BUG”) from October 2001 through September 2005. Biophage Pharma Inc. is a Canadian biopharmaceutical company that develops new therapeutic and diagnostic products using “phage-based” technology.

From June 1997 to September 2002, he served on the board of Strategic Merchant Bancorp, Ltd. ((TSX – “SMB”); a company involved in to the exploration, acquisition and development of gold mining properties in Nevada.

From April to September 2002, he was the Production Director for VP Group Media Limited, a capital pool company (CPC) specializing in the motion picture and video industries (presently DVD Investment Ltd. TSX – “DVD.H”).

He has also served as a Transaction Director for Aitchison Capital, Inc. from June 1999 to June 2002. In June of 2002, Aitchison Capital Inc. became TransGlobe Internet and Telecom Co., Ltd. (TSX- “TTI”).

Bruce Schmidt earned his Bachelor of Science in Physics and a Degree in Education from the University of British Columbia, Bruce Schmidt has acted as a consultant and has served on the Board of Directors for a variety of Canadian biotech/hightech and venture capital companies from 1992 through 2005 including: Prescient Neuropharma Inc. (TSX- “PNO”) as President, Chief Executive Officer and Director; Alda Pharmaceuticals Corp. (TSX-“APH”) as Director; Biophage Pharma Inc. (TSX-“BUG”) as Corporate Secretary and Director; Strategic Merchant

Bancorp, Ltd (TSX-“SMB”) as a Director; VP Media Group Ltd. (TSX- “DVD.H”) as Director and Aitchison Capital, Inc. (TSX-“TTI”) as a Director.

Director Nominees

Tolga Katas

1988-1994
President & Founder, Futura Records
Ft. Lauderdale, Florida
Executive produced records, started independently distributing the records, within 6 months secured national distribution. Katas managed radio promotions, facilitated artist tours, selected artists, produced music videos, hired staff, performed payroll and oversaw all administrative duties. Futura scored many chart-topping hits in the dance music industry, including developing and distributing Linear, one of the first boy bands which Katas ultimately sold to Warner Brothers.

1994-1998
President & Founder, Summit Records
Ft. Lauderdale, Florida
Executive produced records, secured distribution, managed radio promotions, facilitated artist tours, selected artists, produced music videos, hired staff, performed payroll and oversaw all administrative duties, inventory management. Summit boasted a #1 hit in 18 major markets and attracted buy offers from giant record labels such as Disney and Sony.

1998
DayInvestor, Inc.
Ft. Lauderdale, FL.
Handled every aspect of developing and maintaining a financial web site from the ground up, from interviewing financial experts and writing financial stories to programming the site to advertising. DayInvestor beat many of the financial giants such as CNBC and Dow Jones on breaking financial stories, becoming one of the first credible day trading sites in the world. Katas spear-headed DayInvestor’s unique and accurate reporting style made it a credible source for CBS Market Watch, Dow Jones, TheStreet.com. Katas also developed a financial ticker that reported Nasdaq Level II information as well as block trades for average day traders. The ticker ran on over 35,000 financial web sites.

1999
Longer Living.com
Ft. Lauderdale, FL.
Founded and developed Longerliving.com and sold it to a public company.

June 2000- June 2005
Self-employed (TFK Media)
Toluca Lake, CA.
Katas produced over 30 television shows, developed software, produced music, music videos, and more as an independent producer and through his own company which he called TFK Media. Katas’ production clients and credits include BET, Warner Brothers, Cedric the Entertainer, Journeys in Black, The Visual Effects Society Awards, Nicole Lenz, S Networks, AAA, KPAL TV, The Gingerbread House, and more. Katas created the first online craps software, an image software called i-mix-alot, eMaculate, and more.

June 2005 – present
Developed En2go
Las Vegas, NV
Continued developing cutting-edge media delivery software, Internet video applications, special effects software, games, desktop applications too numerous to list.

Paul Fishkin

Paul Fishkin, Graduated from the Philadelphia College Of The Sciences with a Bachelor of Science in Pharmacy. Began his music career in January of 1971 as an assistant to the legendary Albert Grossman, Bearsville Records founder. In March of 1973 he was elevated to President and co-owner of Bearsville, which was distributed by Warner Bros. Records/ TimeWarner. He signed and oversaw development of Todd Rundgren, Foghat and Meatloaf. He resigned from Bearsville in December 1979. In January 1980 Fishkin co-founded Modern Records. He exclusively signed and oversaw the solo recording career of multi-platinum artist Stevie Nicks; resurrected the recording career of Natalie Cole, and developed the gold artist, Poe. He co-managed Todd Rundgren, and also co-managed Twisted Sister and Kix, from 1989 to 1993 with Mark Puma of Freefall Mgmt. He also co-managed Rosie O’Donnell in 1984-1985, and was a partner with Jimmy Iovine, co-Chairman of IGA, in 1987 in a project as part of a production deal through A & M Records. Fishkin was an A & R Consultant from 1998 -2000 for Doug Morris (Chairman of Universal Music Group), and from January 2001 to April of 2002, a consultant for Tom Shadyac (director of Ace Ventura, Liar Liar, Nutty Professor, Bruce Almighty, etc.) for his record label, 333 Music. Founded Fishkin Entertainment Inc. in May of 1997 and was its CEO/President and resigned in December of 2006. It was a Record Production Co. and Artist Management Co. located at 4128 Colfax Ave. Studio City, CA. His job was to sign musical talent to either a recording contract or management contract, obtain distribution deals or recording contracts with major distribution. In December of 2003 he signed the artist Hush to a recording contract with Geffen Records. On January 31, 2007 he incorporated En2Go Inc. in Nevada with Tolga Katas and Christine Marie.

8.

We have not been a party to any transactions since the beginning of our fiscal year nor are we a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially own more than five percent of our common stock or any member of the immediate family of any of the foregoing other than disclosed above.

9.

None of the following have been or are currently indebted to us since the beginning of our last fiscal year: any director or executive officer; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10.

Compliance with Section 16(a) of the Securities Exchange Act of 1934 – Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined persons to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish us with copies of all Section 16(a) forms they filed. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended August 31, 2006 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

11.	None of the directors have a relationship as described in Item 404(b) Reg. S-K.

12.	The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

13.

The Board did not hold any meetings during the fiscal year ended August 31, 2006 and has not held any meetings in fiscal year 2007. The Board acted by unanimous written consent throughout these periods.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to compensation paid by us to our officer during the three most recent fiscal years. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table
Name and	Year	Salary	Bonus	Stock	Option	Non-	Change in Pension	All	Total
Principal		($)	($)	Awards	Awards	Equity	Value and	Other	($)
Position				($)	($)	Incentive	Nonqualified	Compen-
						Plan	Deferred	sation
						Compensation	Compensation	($)
						($)	Earnings
							($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Bruce Schmidt	2006	0	0	0	0	0	0	0	0
President, Treasurer,	2005	0	0	0	0	0	0	0	0
Secretary, Director	2004	0	0	0	0	0	0	0	0

Janis Douville	2006	0	0	0	0	0	0	0	0
President, Treasurer,	2005	0	0	0	0	0	0	0	0
Secretary, Director	2004	0	0	0	0	0	0	0	0
(Resigned)

      We have not paid any salaries in 2006, and we do not anticipate paying any salaries until we have adequate funds to do so.

     The compensation discussed herein addresses all compensation awarded to, earned by, or paid to our named executive officers.

Long-Term Incentive Plan Awards

     We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

     The following table sets forth information with respect to compensation paid by us to our directors during the last completed fiscal year. Our fiscal year end is August 31, 2006:

Director Compensation Table
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Change in
Pension
	Fees				Value and
	Earned			Non-Equity	Nonqualified	All
	or			Incentive	Deferred	Other
	Paid in	Stock	Option	Plan	Compensation	Compen-
	Cash	Awards	Awards	Compensation	Earnings	sation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Bruce Schmidt	0	0	0	0	0	0	0

Janis Douville	0	0	0	0	0	0	0
(resigned)

     Our directors do not receive any compensation for serving as members of the board of directors. We have no plans to pay any directors compensation in 2007.

Indemnification

     Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

     Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Medusa Style Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 12, 2007	MEDUSA STYLE CORPORATION

By: BRUCE SCHMIDT
Bruce Schmidt
President and Principal Executive Officer